MAIL STOP 0511
May 25, 2005

Steven R. Berrard
Chief Executive Officer
Services Acquisition Corp. International
401 East Olas Boulevard, Ste 1140
Fort Lauderdale, FL 33301

Re:	Services Acquisition Corp. International
Registration Statement on Form S-1
File No. 333-122812
      Amendment Filed on May 12, 2005

Dear Mr. Berrard,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one of our letter dated May 6, 2005. We also note your additional disclosure in the prospectus cover page that you "do not have any specific . . . business combination under consideration." Please revise your disclosure to include the supplemental discussion you have provided in response to our prior comment 1. In this context, note that we are not seeking simply whether a "specific" business combination candidate is "currently" being considered, but are looking more to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the company or an affiliate thereof, or by an unrelated third party, whether on behalf or the company or independently of the company, with respect to one or more potential business combination transactions involving the company; as well as disclosure concerning any initial considerations, contemplations, or preparations taken by the company as to the company and a business combination transaction.
In providing such disclosure, please make every effort to be complete and thorough in your discussion to ensure that all possible persons or entities, activities, and circumstances for which we are seeking disclosure are covered by such disclosure. Please note that the inclusion of incomplete, qualified, or limited disclosure is likely to result in additional comment. Please see Instruction 6 to Item 504 of Regulation S-K. In addition the response letter indicates that you have advised a number of contacts regarding the proceeds to be acquired through this offering. Please revise to elaborate on this in the prospectus.


2. We note your response to comment 2 regarding the comparative disincentives affecting public stockholders and existing stockholders who purchase in the offering. With respect to the public stockholders, however we continue to believe a disincentive exists for such stockholders to exercise their conversion rights in as much as the conversion payment will be less than the purchase price for the units and therefore, disclosure should be provided to make clear that there is a disincentive for public stockholders when exercising their conversion rights by virtue of the fact that the amount available to such stockholders (approximately $7.32 per share) is certain to be less than the purchase price paid for the unit in the offering ($8.00). To the extent that the company wishes to include disclosure discussing the fact that such disincentive may be offset by the sales of the warrants, provide the basis by which the company asserts that the market for the warrants will be sufficient to obtain such a result. In addition, include disclosure to address the corresponding incentive to existing stockholders to exercise their conversion rights with respect to shares acquired in this offering and in the open market after the consummation of this offering in light of the fact that the existing stockholders average cost per share (i.e., the average of the consideration paid for the existing shares, the shares acquired in the offering and the shares acquired in the open market) will be significantly less than the amount payable upon the exercise of the conversion right (approximately $7.32 per share). Further, provide disclosure to note that the existing stockholders have a further incentive to exercise their conversion rights since (because the existing stockholders are prevented legally from selling their existing shares, for tax purposes) the gain to the existing stockholders upon their exercise of their conversion rights would not be taxable to them.

3. Please clarify whether the funds not held in trust could be used as a down payment or a lockup in a proposed business combination. To the extent they can, explain how ongoing expenses will be satisfied and include appropriate line item disclosure in the Use of Proceeds section identifying such use. In addition, to the extent the funds not held in trust could be used for such purpose, the summary and risk factor disclosure should make clear that in the event of a breach by the company, these funds would be forfeited, the company would no longer be able to conduct due diligence or other similar operations without additional financing, and that without additional financing, the company would have to liquidate with a resulting loss being incurred by the holders of the company`s securities.

Prospectus Summary, page 1

4. We note your response to comment 8. Page 48 of this amendment does not contain any disclosure regarding the "certain limited exceptions" in which existing shareholders may transfer their current shares during the escrow period. Please advise.

5. We note your response to comment 10. In light of the company`s revised disclosure to allow separate trading as soon as practicable after announcing the closing of the over-allotment option (which must be exercised within 45 days of the initial closing), it would appear that the disclosure concerning allowing separate trading 90 days after closing is no longer accurate. Please revise or advise.

6. We note your response to comment 11. You state that there is a risk "if other investors take a similar" approach and vote against the combination in order to retain their conversion rights, since the warrants will become useless. While that may be true, your supplemental statement omits the possibility discussed in your response to comment 2 discuss the mitigation made possible by selling warrants in the open market when separate trading begins. Please advise.

Risk Factors, page 7

7. We note your response to our comment 4. Please add a separate risk factor utilizing publicly available information to address the number of "blank check firm commitment" offerings currently in the market place, disclose the number of such transactions which have found business combination candidates and have consummated such transactions, respectively, and discuss the impact competition by such entities could have on your ability to locate a target and successfully complete a business combination. In addition, please address the aggregate amount of offering proceeds that currently sit in escrow with respect to these offerings.

8. We note your response to comment 14. The additional disclosure does not provide any insight into the factors you would consider when deciding to engage a third party that refuses to execute any of the noted agreements. Please revise.

9. We note your response to comment 15. Because management may negotiate their retention as a condition to any potential acquisition, please revise to discuss this as a potential conflict in the risk factors section and in your subsection titled "Conflicts of
Interests" that appears later in the document.

Proposed Business, page 22

10. In various places in the disclosure you use terms to characterize the type of business or businesses which the company is seeking a business combination transaction with. Please expand such disclosure to further describe, detail, and to the extent possible quantify, the following terms: "recurring revenues"; "stable cash flow"; "predictable recurring cash flow"; "leverage scale"; "optimize services"; "traditional settings"; "enhance consumer participation";
"empower physicians";  and "predictable recurring revenues".

11. With respect to the three specific business segments identified on pages 24-25 in which the company is seeking business combination candidates, to the extent that the company can prioritize among such segments as to where the company would prefer to consummate an acquisition, please disclose such priority.

12. With respect to the company`s determination to make an acquisition in the health care services segment, what regulatory (i.e., corporate practice of medicine, licensing requirements, etc.)
issues will the company be subject to and how has the company addressed such concerns in their determination to focus on such market segment.

13. With respect to the evaluation factors set forth on page 27, to the extent that such factors can be further described by specifying levels or ranges or other quantifying or qualifying factors, please include such additional disclosure.

14. We note your response to comment 19. We note your disclosure that you will seek companies that have recurring revenue and stable cash flow. Please revise to clarify if a potential target must satisfy those two criteria in order to warrant further consideration.
In addition, please clarify your disclosure to discuss what is meant by the terms "recurring" revenue and "stable" cash flow.

15. We note your additional disclosure on page 26 that you believe "there are numerous suitable business combination candidates." Please revise to discuss the efforts made in order to assure that such belief is accurate. Because of the lack of disclosure, please revise to define your use of the term "suitable." Does that term merely include companies that have recurring revenue and stable cash flows?

16. We note your response to comment 23. Please revise to explain how "public relations and marketing efforts" would not be considered a solicitation of proposals.

Management, page 34

17. Please revise this section to disclose the time frame that each individual has been associated with any listed entity. Throughout this section, you disclose that individuals have been associated with various companies but do not discuss the time frame such individuals spent with each entity. If you decide to retain employment information that falls outside the five year requirement, you must discuss the time frame spent, position held by your member of management, and line of business of the previous employers.

18. In light of the fact that an investor`s primary basis of evaluating this company is management`s (and special advisors`) credentials, please avoid providing broad disclosure by saying someone "lead investments in a wide range of industries." Instead revise to discuss which companies such person was affiliated with, the actual activities they undertook, the positions they held, and the time frame they were associated with such entity.

19. Please revise to clarify if the special advisors owe investors the same fiduciary duties that are owed by management.

20. We note your response to comment 28 that the special advisors will not receive compensation for their services. Please revise to clarify if it will be possible for them to receive any compensation or be offered prolonged employment by any third parties or the target company.

Principal Stockholders, page 40

21. We note your response to comment 29. The response letter indicates that the purpose is to evidence management`s "beliefs that they will be successful" since the warrants will become useless if no combination is entered into. It appears their confidence could be equally demonstrated by purchasing shares or units in the offering and/or open market. Please advise and revise to discuss the purpose of your disclosed purchases on page 40. Also, clarify how the purchases will be divided among your officers and directors who have collectively agreed to make such purchases.

22. We note your additional disclosure that you may effect a stock dividend in the future to maintain your initial investor`s percentage ownership in the event you increase the size of the offering.
Please
revise to clarify how investors who have or will purchase your units or shares will become aware of this further dilution.

Certain Transactions, page 39

23. Please revise to identify your promoters. Please refer to Item
404(d) of Regulation S-K.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Questions on other disclosure issues may be directed to Duc
Dang at (202) 824-5508.

						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies


Cc:  	Jeffrey P. Schultz
	Fax #  (212) 983-311
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Services Acquisition Corp. International
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